SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Mr. John Karakadas, a former director of Navios Maritime Partners L.P. (the “Company”), resigned from the board of directors of the Company (the “Board”), effective as of June 14, 2016.

On June 27, 2016, the Board appointed Mr. Lampros Theodorou, 69, as a Director of the Company and as a member of the Company’s Audit Committee and Conflicts Committee, effective immediately. A copy of the press release issued on June 28, 2016 announcing Mr. Theodorou’s appointment is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

The information contained in this report, except the third and fourth paragraphs of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of the Company, is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-192176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ ANGELIKI FRANGOU
Angeliki Frangou
Chief Executive Officer

Date: June 28, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated June 28, 2016